Exhibit 99.2

I N V E S T O R P R E S E N T A T I O N January 2024 EVERYONE CAN ENJOY THEIR OWN ELEGANT METAVERSE LIFESTYLE START NOW

Disclaimer This presentation has been prepared by Scienjoy Holding Corporation (the “Company”) solely for informational purposes . No representations, warranties or undertakings, express or implied, are made by the Company or any of its officers, directors, affiliates, advisers or representatives as to, and no reliance should be placed upon, the accuracy, fairness, completeness or correctness of the information or opinions presented or contained in this presentation . By viewing or accessing the information contained in this presentation, you acknowledge and agree that none of the Company or any of its officers, directors, affiliates, advisers or representatives accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation . The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed . None of the Company or any of its affiliates, advisers or representatives or the underwriters make any undertaking to update any such information subsequent to the date hereof except as required by law . This presentation should not be construed as legal, tax, investment or other advice . This presentation contains statements that reflect the Company’s intent, beliefs or current expectations about the future These statements can be recognized by the use of words such as “expects,” “ plans,” “will,” “estimates,” “projects,” “intends” or words of similar meaning . These forward - looking statements are made only, and are based on, estimates and information available to the Company, as of the date of this Presentation, and are not guarantees of future performance . All statements other than statements of historical fact in this presentation are forward - looking statements, including but not limited to, the Company’s goals and growth strategies ; the Company’s expectations regarding demand for and market acceptance of the Company’s brand and platforms ; the Company’s future business development, results of operations and financial condition ; the Company’s ability to establish operations in Dubai ; the Company’s ability to maintain and improve the Company’s infrastructure necessary to operate the Company’s business ; competition in the live streaming and metaverse industry ; the expected growth of, and trends in, the markets for the Company’s products and services in the markets in which jurisdictions that we sell the Company’s products ; the Company’s ability to compete successfully with its competitors, government policies and regulations relating to the Company’s operations ; the Company’s ability to develop and maintain effective disclosure controls and internal controls over financial reporting ; the effect of any sales or the anticipation of sales by the selling stockholders upon the market price of the Company’s ordinary shares ; the Company’s ability to comply with the continued listing standards of Nasdaq stock market ; general economic and business condition in China and elsewhere ; the Company's ability to operate as a public company ; the period of time for which its current liquidity will enable the Company to fund its operations ; general economic and business conditions ; the volatility of the Company's operating results and financial condition and the price of its ordinary shares ; the Company's ability to attract and retain qualified senior management personnel and research and development staff ; and assumptions underlying or related to any of the foregoing and other risks detailed in the Company's filings with the Securities and Exchange Commission and available on the SEC’s website at http : //www . sec . gov .

Disclaimer (Continued) These forward - looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward - looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward - looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. This presentation does not constitute an offer to sell or an invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Specifically, these materials do not constitute a “prospectus” within the meaning of the US Securities Act of 1933, as amended, and the regulations enacted thereunder. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company. Any decision to purchase the Company’s securities should be made solely on the basis of the information contained in the Company’s public filings and any prospectus relating to the proposed offering. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. In evaluating its business, the Company uses or may use certain non GAAP measures as supplemental measures to review and assess its operating and financial performance. These non GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating and financial performances, investors should not consider them in isolation, or as a substitute for any consolidated statement of operations data prepared in accordance with US GAAP. THE INFORMATION CONTAINED IN THIS DOCUMENT IS BEING GIVEN SOLELY FOR YOUR INFORMATION AND ONLY FOR YOUR USE IN CONNECTION WITH THIS PRESENTATION THE INFORMATION CONTAINED HEREIN MAY NOT BE COPIED, REPRODUCED, REDISTRIBUTED, OR OTHERWISE DISCLOSED, IN WHOLE OR IN PART, TO ANY OTHER PERSON IN ANY MANNER

What we do

At SJ Verse Tech, we are not merely creating a product; we are in the process of crafting a new reality, one that transcends the conventional boundaries of digital interaction. Our Metaverse represents an expansive digital universe, a seamless integration of virtual and augmented realities that is revolutionizing the digital landscape. This immersive Metaverse is not just a platform; it's a comprehensive integration of various digital experiences encompassing virtual events, media, gaming, and robust e-commerce. It's an interactive virtual world where users can collaborate, socialize, create, and explore in ways that go beyond physical limitations. Imagine attending virtual concerts, exploring vast digital landscapes, and engaging in a plethora of activities that redefine what it means to be in a digital environment. Our Metaverse is a groundbreaking venture, blending diverse experiences to offer users a singular, comprehensive, and immersive world, reshaping the digital landscape as we know it.


PGC/UGC/AIGC
Immersive Interaction
Economic System
Metaverse
Fusion of Virtual & Real
Unified Identity

SCIENJOY

Why it hasn’t been done Yet Every revolution in computing infrastructure brings about disruptive change across industries. PC Internet Mobile Cloud Computing AI - Driven Metaverse Future AR/VR/MR Blockchain & Crypto

Vision: Everyone can enjoy their own elegant metaverse lifestyle. SJ Verse: A non - stop metaverse people can live in it. Mission: Create a Dubai characteristic metaverse ecosystem for global users.

Current Solutions

	SJ Verse	Others
Lifestyle-Centric Experience	Comprehensive metaverse lifestyle with diverse activities and real-world rewards.	Decentraland: Focus on virtual property ownership and content monetization.
Social Networking Integration	Next-gen social networks connecting avatars and soulmates.	VRChat: Emphasis on social interactions and avatar customization.
AI-Powered Content Generation	AI-enhanced content creation and sharing.	Cryptovoxels: User-generated spaces with limited AI integration.
Open Platform Integration	Open platform connecting metaverses and internet platforms.	Facebook Horizon Workrooms: Virtual collaborative workspace by Meta.
Monetization and Benefits	Earning rewards and real-world benefits.	Roblox: Game creation and in-game purchases.

Conclusion:

SJ Verse offers a comprehensive metaverse lifestyle experience.
Strength in social integration, AI content, developer support, and open platform connections.

SCIENJOY

Why we’re the ones to Build it Scienjoy established 2011.10 Launched “Showself Live” 2014.06 Launched “Lehai TV” 2015.07 Launched “Haixiu TV” 2016.04 Scienjoy Holding Corporation listed in NASDAQ 2020.05 Invested DVCC 2023.05 Launch SJ Verse 2023.Q4 SJ Nasdaq

How it Works



AI Creative Tools
USER
AVATARS
CONTENT CREATOR
DVC
dvcc.com
DEVELOPER
SJ Live
SJV
SJ Media
PARTNER
3rd Party App
SJ Mall
SUPPLIER

SCIENJOY

How it Works • Enables users to live out a fulfilling metaverse lifestyle, participating in various activities and earning rewards, just like in the real world. Lifestyle and Real - world Benefits • Allows consumers and avatars to build the next generation of social networks, connecting soulmates and like - minded individuals. Next - Gen Social Networks • leverages AI technology to generate rich and dynamic content, enhancing user experiences. • AI - assisted tools for UGC and PGC. AI - Powered Content Generation • Encourages third - party developers to create diverse apps, sharing revenue and driving innovation. • Connects with other metaverses and internet platforms for seamless interactions. Open Platform

Global market potential CAGR (2022 to 2030) 2030 2021 2020 Technology 43.8% 760.08 31.60 22.52 AR &VR 46.7% 80.14 2.79 1.95 Mixed Reality 45.6% 298.50 11.04 7.77 Blockchain 44.9% 162.17 6.27 4.43 Others 44.5% 1,300.89 51.69 36.66 Total

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